===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            -----------------------

                              EXCO RESOURCES, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    269279402
                                 (CUSIP Number)

                                  TODD E. MOLZ
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                         OAKTREE CAPITAL MANAGEMENT, LLC
                       333 SOUTH GRAND AVENUE, 28TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 830-6300
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                            -----------------------

                                 MARCH 30, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d1(e), 240.13d1(f) or 240.13d1(g), check the following box [_]. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

===============================================================================

---------------------                                         -----------------
CSIP No. 269279402                                               Page 2 of 25
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Oaktree Capital Management, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    9,370,394
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               None
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

          PERSON                      9,370,394
                                ------------------------------------------------
           WITH                 10    SHARED DISPOSITIVE POWER

                                      None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,370,394
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA, OO
--------------------------------------------------------------------------------

(1) The  percentage is  calculated  based on a total of  110,391,409  shares of
    Common Stock outstanding, which is the sum of (a) 104,221,015 shares of Common Stock outstanding as of March 1, 2007, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 19, 2007, plus (b) 6,157,894 shares of Common Stock issuable upon the conversion of the 11,700 shares of Series B 7% Cumulative Convertible Perpetual Preferred Stock issued to OCM Principal Opportunities Fund IV, L.P. and OCM EXCO Holdings, LLC pursuant to the Preferred Stock Purchase Agreement on March 28, 2007 as described in
    Item 3 below, if such conversion occurred on the date of this Schedule 13D, plus (c) 12,500 shares of Common Stock issuable upon the exercise of vested stock options issued to Vincent J. Cebula (a Managing Director of Oaktree Capital Management, LLC ("OAKTREE")), the economic, pecuniary and voting rights of which have been assigned to certain managed funds of Oaktree pursuant to the policies of Oaktree.

---------------------                                         -----------------
CSIP No. 269279402                                               Page 3 of 25
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         OCM Principal Opportunities Fund III GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    3,200,000
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               12,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

          PERSON                      3,200,000
                                ------------------------------------------------
           WITH                 10    SHARED DISPOSITIVE POWER

                                      12,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,212,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.9% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

(1) The  percentage is  calculated  based on a total of  110,391,409  shares of
    Common Stock outstanding, which is the sum of (a) 104,221,015 shares of Common Stock outstanding as of March 1, 2007, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 19, 2007, plus (b) 6,157,894 shares of Common Stock issuable upon the conversion of the 11,700 shares of Series B 7% Cumulative Convertible Perpetual Preferred Stock issued to OCM Principal Opportunities Fund IV, L.P. and OCM EXCO Holdings, LLC pursuant to the Preferred Stock Purchase Agreement on March 28, 2007 as described in
    Item 3 below, if such conversion occurred on the date of this Schedule 13D, plus (c) 12,500 shares of Common Stock issuable upon the exercise of vested stock options issued to Vincent J. Cebula (a Managing Director of Oaktree Capital Management, LLC ("OAKTREE")), the economic, pecuniary and voting rights of which have been assigned to certain managed funds of Oaktree pursuant to the policies of Oaktree.

---------------------                                         -----------------
CSIP No. 269279402                                               Page 4 of 25
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         OCM Principal Opportunities Fund III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    3,142,400
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               12,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

          PERSON                      3,142,400
                                ------------------------------------------------
           WITH                 10    SHARED DISPOSITIVE POWER

                                      12,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,154,900
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

(1) The  percentage is  calculated  based on a total of  110,391,409  shares of
    Common Stock outstanding, which is the sum of (a) 104,221,015 shares of Common Stock outstanding as of March 1, 2007, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 19, 2007, plus (b) 6,157,894 shares of Common Stock issuable upon the conversion of the 11,700 shares of Series B 7% Cumulative Convertible Perpetual Preferred Stock issued to OCM Principal Opportunities Fund IV, L.P. and OCM EXCO Holdings, LLC pursuant to the Preferred Stock Purchase Agreement on March 28, 2007 as described in
    Item 3 below, if such conversion occurred on the date of this Schedule 13D, plus (c) 12,500 shares of Common Stock issuable upon the exercise of vested stock options issued to Vincent J. Cebula (a Managing Director of Oaktree Capital Management, LLC ("OAKTREE")), the economic, pecuniary and voting rights of which have been assigned to certain managed funds of Oaktree pursuant to the policies of Oaktree.

---------------------                                         -----------------
CSIP No. 269279402                                               Page 5 of 25
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         OCM Principal Opportunities Fund IIIA, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    57,600
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               12,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

          PERSON                      57,600
                                ------------------------------------------------
           WITH                 10    SHARED DISPOSITIVE POWER

                                      12,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         70,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

(1) The percentage is calculated based upon 110,391,409 shares of Common Stock outstanding, which is the sum of (a) 104,221,015 shares of Common Stock outstanding as of March 1, 2007, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 19, 2007, plus (b) 6,157,894 shares of Common Stock issuable upon the conversion of the 11,700 shares of Series B 7% Cumulative Convertible Perpetual Preferred Stock issued to OCM Principal Opportunities Fund IV, L.P. and OCM EXCO Holdings, LLC pursuant to the Preferred Stock Purchase Agreement on March 28, 2007 as described in Item 3 below, if such conversion occurred on the date of this Schedule 13D, plus
    (c) 12,500 shares of Common Stock issuable upon the exercise of vested stock options issued to Vincent J. Cebula (a Managing Director of Oaktree Capital Management, LLC ("OAKTREE")), the economic, pecuniary and voting rights of which have been assigned to certain managed funds of Oaktree pursuant to the policies of Oaktree.

---------------------                                         -----------------
CSIP No. 269279402                                               Page 6 of 25
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         OCM Principal Opportunities Fund IV GP Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    3,078,947
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               12,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

          PERSON                      3,078,947
                                ------------------------------------------------
           WITH                 10    SHARED DISPOSITIVE POWER

                                      12,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,091,447
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

(1) The  percentage is  calculated  based on a total of  110,391,409  shares of
    Common Stock outstanding, which is the sum of (a) 104,221,015 shares of Common Stock outstanding as of March 1, 2007, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 19, 2007, plus (b) 6,157,894 shares of Common Stock issuable upon the conversion of the 11,700 shares of Series B 7% Cumulative Convertible Perpetual Preferred Stock issued to OCM Principal Opportunities Fund IV, L.P. and OCM EXCO Holdings, LLC pursuant to the Preferred Stock Purchase Agreement on March 28, 2007 as described in
    Item 3 below, if such conversion occurred on the date of this Schedule 13D, plus (c) 12,500 shares of Common Stock issuable upon the exercise of vested stock options issued to Vincent J. Cebula (a Managing Director of Oaktree Capital Management, LLC ("OAKTREE")), the economic, pecuniary and voting rights of which have been assigned to certain managed funds of Oaktree pursuant to the policies of Oaktree.

---------------------                                         -----------------
CSIP No. 269279402                                               Page 7 of 25
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         OCM Principal Opportunities Fund IV GP, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    3,078,947
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               12,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

          PERSON                      3,078,947
                                ------------------------------------------------
           WITH                 10    SHARED DISPOSITIVE POWER

                                      12,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,091,447
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

(1) The  percentage is  calculated  based on a total of  110,391,409  shares of
    Common Stock outstanding, which is the sum of (a) 104,221,015 shares of Common Stock outstanding as of March 1, 2007, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 19, 2007, plus (b) 6,157,894 shares of Common Stock issuable upon the conversion of the 11,700 shares of Series B 7% Cumulative Convertible Perpetual Preferred Stock issued to OCM Principal Opportunities Fund IV, L.P. and OCM EXCO Holdings, LLC pursuant to the Preferred Stock Purchase Agreement on March 28, 2007 as described in
    Item 3 below, if such conversion occurred on the date of this Schedule 13D, plus (c) 12,500 shares of Common Stock issuable upon the exercise of vested stock options issued to Vincent J. Cebula (a Managing Director of Oaktree Capital Management, LLC ("OAKTREE")), the economic, pecuniary and voting rights of which have been assigned to certain managed funds of Oaktree pursuant to the policies of Oaktree.

---------------------                                         -----------------
CSIP No. 269279402                                               Page 8 of 25
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         OCM Principal Opportunities Fund IV, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    3,078,947
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               12,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

          PERSON                      3,078,947
                                ------------------------------------------------
           WITH                 10    SHARED DISPOSITIVE POWER

                                      12,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,091,447
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

(1) The  percentage is  calculated  based on a total of  110,391,409  shares of
    Common Stock outstanding, which is the sum of (a) 104,221,015 shares of Common Stock outstanding as of March 1, 2007, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 19, 2007, plus (b) 6,157,894 shares of Common Stock issuable upon the conversion of the 11,700 shares of Series B 7% Cumulative Convertible Perpetual Preferred Stock issued to OCM Principal Opportunities Fund IV, L.P. and OCM EXCO Holdings, LLC pursuant to the Preferred Stock Purchase Agreement on March 28, 2007 as described in
    Item 3 below, if such conversion occurred on the date of this Schedule 13D, plus (c) 12,500 shares of Common Stock issuable upon the exercise of vested stock options issued to Vincent J. Cebula (a Managing Director of Oaktree Capital Management, LLC ("OAKTREE")), the economic, pecuniary and voting rights of which have been assigned to certain managed funds of Oaktree pursuant to the policies of Oaktree.

---------------------                                         -----------------
CSIP No. 269279402                                               Page 9 of 25
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         OCM EXCO Holdings, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

         NUMBER OF                    3,078,947
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               None
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

          PERSON                      3,078,947
                                ------------------------------------------------
           WITH                 10    SHARED DISPOSITIVE POWER

                                      None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,078,947
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

(1) The  percentage is  calculated  based on a total of  110,391,409  shares of
    Common Stock outstanding, which is the sum of (a) 104,221,015 shares of Common Stock outstanding as of March 1, 2007, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 19, 2007, plus (b) 6,157,894 shares of Common Stock issuable upon the conversion of the 11,700 shares of Series B 7% Cumulative Convertible Perpetual Preferred Stock issued to OCM Principal Opportunities Fund IV, L.P. and OCM EXCO Holdings, LLC pursuant to the Preferred Stock Purchase Agreement on March 28, 2007 as described in
    Item 3 below, if such conversion occurred on the date of this Schedule 13D, plus (c) 12,500 shares of Common Stock issuable upon the exercise of vested stock options issued to Vincent J. Cebula (a Managing Director of Oaktree Capital Management, LLC ("OAKTREE")), the economic, pecuniary and voting rights of which have been assigned to certain managed funds of Oaktree pursuant to the policies of Oaktree.

---------------------                                         -----------------
CSIP No. 269279402                                              Page 10 of 25
---------------------                                         -----------------


ITEM 1.    SECURITY AND ISSUER.

           This statement on Schedule 13D (this "SCHEDULE 13D") relates to shares of Common Stock, par value $0.001 per share (the "COMMON STOCK"), of EXCO Resources, Inc., a Texas corporation (the "ISSUER"). The address of the principal executive office of the Issuer is 12377 Merit Drive, Suite 1700, LB 82, Dallas, Texas 75251.


ITEM 2.    IDENTITY AND BACKGROUND.

           This Schedule 13D is being jointly filed by the following entities (collectively, the "REPORTING PERSONS"):

           (i)    Oaktree  Capital   Management,   LLC,  a  California  limited
                  liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended ("OAKTREE");

           (ii) OCM Principal Opportunities Fund III GP, LLC, a Delaware limited liability company ("FUND III GP");

           (iii) OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership ("FUND III");

           (iv) OCM Principal Opportunities Fund IIIA, L.P., a Delaware limited partnership ("FUND IIIA");

           (v) OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands company ("FUND IV GP LTD.");

           (vi) OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands limited partnership ("FUND IV GP");

           (vii) OCM Principal Opportunities Fund IV, L.P., a Cayman Islands limited partnership ("FUND IV"); and

           (viii) OCM EXCO Holdings, LLC, a Delaware limited liability company ("OCM EXCO").

           The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. Oaktree is the managing member of Fund III GP, the sole director of Fund IV GP Ltd., the manager of OCM EXCO and the investment manager of Fund III, Fund IIIA and Fund IV.

           Fund III GP was formed for the principal purpose of acting as the general partner of Fund III and Fund IIIA.

           Fund IV GP Ltd. was formed for the principal purpose of acting as the general partner of Fund IV GP, which in turn was formed for the principal purpose of acting as the general partner of Fund IV.

           Fund III, Fund IIIA and Fund IV are each investment partnerships managed by Oaktree. The principal business of Fund III, Fund IIIA and Fund IV is to invest in entities over which there is a potential for such fund to exercise significant influence.

---------------------                                         -----------------
CSIP No. 269279402                                              Page 11 of 25
---------------------                                         -----------------


           OCM  EXCO  was  formed  for  the  principal   purpose  of  acquiring
securities of the Issuer.

           The address of the principal business and principal office for each of the Reporting Persons and the principals of Oaktree listed below is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America. To the best of the Reporting Persons' knowledge, none of the individuals listed below holds any shares of Common Stock.

PRINCIPALS OF OAKTREE
---------------------

      Howard S. Marks                 Chairman and Principal
      --------------------------------------------------------------------
      Bruce A. Karsh                  President and Principal
      --------------------------------------------------------------------
      John B. Frank                   Managing Principal
      --------------------------------------------------------------------
      Sheldon M. Stone                Principal
      --------------------------------------------------------------------
      D. Richard Masson               Principal
      --------------------------------------------------------------------
      Larry Keele                     Principal
      --------------------------------------------------------------------
      Stephen A. Kaplan               Principal
      --------------------------------------------------------------------
      Kevin Clayton                   Principal
      --------------------------------------------------------------------
      David Kirchheimer               Principal and Chief Financial and
                                      Administrative Officer
      --------------------------------------------------------------------

           The names and addresses of the portfolio managers of Fund III, Fund IIIA and Fund IV are listed below, both of whom are citizens of the United States of America.

Ronald Beck
1301 Avenue of the Americas, 34th Floor
New York, New York 10019

Stephen A. Kaplan
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071

           During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this
Item 2 has, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On March 28, 2007, the Issuer entered into a Preferred Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") with the purchasers named therein (the "PURCHASERS"), pursuant to which the Issuer issued and sold to the Purchasers (a) an aggregate of 390,080 shares of the Issuer's Series A-1 7.0% Cumulative Convertible Perpetual Preferred Stock (the "SERIES A-1 CONVERTIBLE PREFERRED STOCK"), Series A-2 7.0% Cumulative Convertible Perpetual Preferred

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CSIP No. 269279402                                              Page 12 of 25
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Stock (the "SERIES A-2 CONVERTIBLE PREFERRED STOCK"),  Series B 7.0% Cumulative
Convertible Perpetual Preferred Stock (the "SERIES B CONVERTIBLE PREFERRED STOCK") and Series C 7.0% Cumulative Convertible Perpetual Preferred Stock (the "SERIES C CONVERTIBLE PREFERRED STOCK" and, together with the Series A-1 Convertible Preferred Stock, the Series A-2 Convertible Preferred Stock and the Series B Convertible Preferred Stock, the "CONVERTIBLE PREFERRED STOCK"), for an aggregate purchase price of $390,080,000 and (b) an aggregate of 1,609,920 shares of the Issuer's Series A-1 Hybrid Preferred Stock and Series A-2 Hybrid Preferred Stock (collectively, the "HYBRID PREFERRED STOCK"), for an aggregate purchase price of $1,609,920,000. Under the Stock Purchase Agreement, Fund IV and OCM EXCO each purchased 5,850 shares of Series B Convertible Preferred
Stock for an  aggregate  of 11,700  shares  of Series B  Convertible  Preferred
Stock, which are convertible into shares of Common Stock. The aggregate purchase price paid by Fund IV and OCM EXCO for the Series B Convertible Preferred Stock was $117,000,000. In addition, Fund IV and OCM EXCO each purchased 24,150 shares of Series A-1 Hybrid Preferred Stock for an aggregate of 48,300 shares of Series A-1 Hybrid Preferred Stock, which will be convertible into shares of Common Stock only upon the approval by the shareholders of the Issuer in accordance with the rules of the New York Stock Exchange (the "NYSE SHAREHOLDER APPROVAL"). The aggregate purchase price paid by Fund IV and OCM EXCO for the Series A-1 Hybrid Preferred Stock was $483,000,000. Oaktree is (i) the sole director of Fund IV GP Ltd., which is the general partner of Fund IV GP, which in turn is the general partner of Fund IV,
(ii) the investment manager of Fund IV and (iii) the manager of OCM EXCO. As a result, Oaktree, Fund IV GP Ltd. and Fund IV GP may be deemed to be beneficial owners of the shares of Common Stock that are issuable upon the conversion of the shares of Series B Convertible Preferred Stock, if so converted on the date of this Schedule 13D. The funds to purchase such shares of Series B Convertible Preferred Stock and Series A-1 Hybrid Preferred Stock were obtained from contributions from the partners of Fund IV and the members of OCM EXCO.

           Under the Stock Purchase Agreement, Vincent J. Cebula, a Managing Director of Oaktree, was appointed by the Issuer to serve on the Issuer's board of directors effective as of March 30, 2007. In connection with the board of directors appointment and pursuant to the Issuer's director stock option plan, Mr. Cebula was granted 50,000 nonqualified stock options (the "STOCK OPTIONS") that vest in four equal annual installments, with the first installment vesting on March 30, 2007. Mr. Cebula holds the Stock Options for the benefit of certain funds managed or controlled by Oaktree (collectively, the "OAKTREE FUNDS"), including Fund III, Fund IIIA and Fund IV. Pursuant to the policies of Oaktree, Mr. Cebula must hold the Stock Options on behalf of and for the sole benefit of such Oaktree Funds and is assigning all economic, pecuniary, and voting rights to such Oaktree Funds.

           Fund III and Fund IIIA hold 3,142,400 and 57,600 shares of Common Stock, respectively, for an aggregate of 3,200,000 shares of Common Stock. Fund III and Fund IIIA originally acquired 3,200,000 shares of common stock of EXCO Holdings II, Inc. ("HOLDINGS II"), a predecessor entity of the Issuer, for a purchase price of $7.50 per share and an aggregate purchase price of $24,000,000 on October 3, 2005. In connection with an equity buyout transaction completed on October 3, 2005, Holdings II merged into EXCO Holdings Inc. ("HOLDINGS"), the Issuer's former parent, and the Holdings II shareholders received shares of common stock of Holdings. The respective issuances of common stock by Holdings II and Holdings were each conducted as a private placement under the federal securities laws and resale of those common shares was restricted in accordance with law. Concurrent with the Issuer's initial public offering on February 14, 2006, Holdings merged into the Issuer and the Holdings shareholders were issued shares of Common Stock, the resale of which continues to be restricted under applicable law. Fund III GP, as the general partner of Fund III and Fund IIIA, and Oaktree, as managing member of Fund III GP, may be deemed to be beneficial owners of such shares of Common Stock. The funds to

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CSIP No. 269279402                                              Page 13 of 25
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purchase such shares of Common Stock were obtained from  contributions from the partners of Fund III and Fund IIIA.

           References to and descriptions of the Stock Purchase Agreement and the transactions contemplated thereby as set forth in this Item 3 may not be complete and are qualified in their entirety by reference to the Stock Purchase Agreement, which is attached as Exhibit 2 and is incorporated in its entirety in this Item 3.


ITEM 4.    PURPOSE OF TRANSACTION.

           Oaktree, as the managing member, director, manager or investment manager of the other Reporting Persons continuously evaluates its investment in the Issuer with reference to, among other things, (i) the Issuer's financial condition, operations, prospects, capital structure and management, (ii) the value and price of the Common Stock, the Convertible Preferred Stock and the Hybrid Preferred Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to the Reporting Persons, (v) the Reporting Persons' liquidity requirements and (vi) other investment considerations Oaktree deems relevant. In conjunction with the foregoing, Oaktree intends to explore plans or proposals which it believes would enhance shareholder value, including, without limitation, plans or proposals which relate to, or would result in, any one or more of the matters described in Items 4(a)-(j) of Schedule 13D. In connection with the activities described above, Oaktree intends to communicate with, and express its views to, other persons regarding the Issuer, including, without limitation, the board of directors and management of the Issuer, other shareholders of the Issuer and potential strategic or financing partners. Oaktree may change its intention with respect to any of the matters referenced in this Item 4 at any time.

           In accordance with the terms of the Stock Purchase Agreement, the board of directors of the Issuer approved a resolution increasing the authorized number of directors of the Issuer from seven to nine, effective as of March 30, 2007, and appointed two individuals, one of which is Vincent J. Cebula, a Managing Director of Oaktree, to serve on the board of directors of the Issuer, effective as of March 30, 2007 until the next annual meeting of the Issuer's shareholders. Thereafter, under the Statement of Designation (as defined below) of the Series B Convertible Preferred Stock, Fund IV and OCM EXCO, as holders of shares of Series B Convertible Stock, are entitled to elect one director to serve on the Issuer's board of directors at any annual meeting of shareholders or special meeting held to elect such director, so long as the Oaktree Funds shall beneficially own at least 10,000 shares of Series B Convertible Preferred Stock and/or Hybrid Preferred Stock. As a director, Mr. Cebula may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in Items 4(a)-(j) of
Schedule 13D.

           Under the Statements of Designation (as defined below), holders of the Series A-1 Convertible Preferred Stock, the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock and, after the NYSE Shareholder Approval, the Series A-1 Hybrid Preferred Stock have the right to separately elect up to four directors (the "PREFERRED DIRECTORS"), subject to the rights of the holders of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock to vote as separate classes to each elect one of such Preferred Directors. In addition, upon the occurrence of specified defaults in the Statements of Designation, the holders of the Convertible Preferred Stock and Hybrid Preferred Stock, voting together as a class, have the right to elect four additional directors until such default is cured.

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CSIP No. 269279402                                              Page 14 of 25
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           In connection with the Stock Purchase Agreement,  the Issuer entered into a letter agreement, dated March 28, 2007 (the "DIRECTOR NOMINATION LETTER AGREEMENT"), with Fund IV and OCM EXCO pursuant to which the Issuer agreed to cause an individual designated by Fund IV or any other Oaktree Fund to be nominated to serve on the Issuer's board of directors following such time as
(i) the Oaktree Funds cease to have the right to elect a director to serve on the Issuer's board of directors pursuant to the Statement of Designation of the Series B Convertible Preferred Stock and (ii) less than 25% of the shares of Convertible Preferred Stock and Hybrid Preferred Stock originally issued on March 30, 2007 remain outstanding, and for so long as the Oaktree Funds own at least 10,000,000 shares of the Common Stock (including Common Stock issuable upon conversion or exchange of convertible securities), subject to adjustment to reflect stock dividends, stock splits, stock combinations and other similar events occurring after the date of the Director Nomination Letter Agreement.

           References to and descriptions of the agreements and transactions as set forth in this Item 4 may not be complete and are qualified in their entirety by reference to the Stock Purchase Agreement, the Statements of Designation and the Director Nomination Letter Agreement which are attached as Exhibits 2 through 6, and are each incorporated in their entirety in this Item 4.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

           All calculations of percentage ownership in this Schedule 13D are based on a total of 110,391,409 shares of Common Stock outstanding, which is the sum of (a) 104,221,015 shares of Common Stock outstanding as of March 1, 2007, as disclosed in the Issuer's Annual Report on Form 10-K filed on March 19, 2007, plus (b) 6,157,894 shares of Common Stock issuable upon the conversion of the 11,700 shares of Series B Convertible Preferred Stock issued to Fund IV and OCM EXCO pursuant to the Stock Purchase Agreement, if such conversion occurred on the date of this Schedule 13D, plus (c) 12,500 shares of Common Stock issuable upon the exercise of vested stock options issued to Vincent J. Cebula (a Managing Director of Oaktree), the economic, pecuniary and voting rights of which have been assigned to certain Oaktree Funds.

           Fund III beneficially owns 3,142,400 shares of Common Stock (approximately 2.8% of the total number of shares of Common Stock outstanding). Fund III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 3,142,400 shares of Common Stock.

           Fund IIIA beneficially owns 57,600 shares of Common Stock (approximately 0.1% of the total number of shares of Common Stock outstanding). Fund IIIA has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 57,600 shares of Common Stock.

           The shares of Common Stock beneficially owned by Fund III and Fund IIIA, when aggregated together, total 3,200,000 shares of Common Stock

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CSIP No. 269279402                                              Page 15 of 25
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(approximately 2.9% of the total number of shares of Common Stock outstanding).
Because Fund III GP may be deemed to control Fund III and Fund IIIA, Fund III GP may be deemed to beneficially own, and to have the sole power to vote or direct the vote, or dispose or direct the disposition of, the 3,200,000 shares of Common Stock beneficially owned by Fund III and Fund IIIA. Pursuant to Rule 13d-4 under the Securities and Exchange Act of 1934, as amended (the "EXCHANGE ACT"), Fund III GP disclaims beneficial ownership of such shares of Common Stock and the filing of this Schedule 13D shall not be construed as an admission that Fund III GP is the beneficial owner of such shares of Common Stock, except to the extent of any indirect pecuniary interest therein.

           Fund IV beneficially owns 5,850 shares of Series B Convertible Preferred Stock, which are convertible on the date of this Schedule 13D into 3,078,947 shares of Common Stock (approximately 2.8% of the total number of shares of Common Stock outstanding). If all such shares of Series B Convertible Preferred Stock were so converted, Fund IV would have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 3,078,947 shares of Common Stock

           Because Fund IV GP Ltd. may be deemed to control Fund IV GP, and Fund IV GP may be deemed to control Fund IV, Fund IV GP Ltd. and Fund IV GP may each be deemed to beneficially own, and to have the sole power to vote or direct the vote, or dispose or direct the disposition of, the 3,200,000 shares of Common Stock that would be beneficially owned by Fund IV upon conversion of its Series B Convertible Preferred Stock. Pursuant to Rule 13d-4 under the Exchange Act, each of Fund IV GP Ltd. and Fund IV GP disclaims beneficial ownership of such shares of Common Stock and the filing of this Schedule 13D shall not be construed as an admission that either Fund IV GP Ltd. or Fund IV GP is the beneficial owner of such shares of Common Stock, except to the extent of any indirect pecuniary interest therein.

           OCM EXCO beneficially owns 5,850 shares of Series B Convertible Preferred Stock, which are convertible on the date of this Schedule 13D into 3,078,947 shares of Common Stock (approximately 2.8% of the total number of shares of Common Stock outstanding). If all such shares of Series B Convertible Preferred Stock were so converted, OCM EXCO would have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 3,078,947 shares of Common Stock.

           Certain Oaktree Funds, including Fund III, Fund IIIA and Fund IV, beneficially own the vested Stock Options that are exercisable on the date of this Schedule 13D into 12,500 shares of Common Stock and each have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 12,500 shares of Common Stock. Because (i) Fund III GP may be deemed to control Fund III and Fund IIIA, (ii) Fund IV GP Ltd. may be deemed to control Fund IV GP, and (iii) Fund IV GP may be deemed to control

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CSIP No. 269279402                                              Page 16 of 25
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Fund IV,  therefore,  Fund III GP,  Fund IV GP Ltd.  and Fund IV GP may each be deemed to beneficially own, and to have the shared power to vote or direct the vote, or dispose or direct the disposition of, all such 12,500 shares of Common Stock beneficially owned by Fund III, Fund IIIA and Fund IV. Pursuant to Rule 13d-4 under the Exchange Act, each of Mr. Cebula and the Reporting Persons, other than Fund III, Fund IIIA and Fund IV, disclaim beneficial ownership of such Stock Options and the filing of this Schedule 13D shall not be construed as an admission that such persons are beneficial owners of such Stock Options, except to the extent of any indirect pecuniary interest therein.

           Oaktree, in its capacity as (i) the managing member of Fund III GP, which is the general partner of Fund III and Fund IIIA, (ii) the sole director of Fund IV GP Ltd., which is the general partner of Fund IV GP, which is the general partner of Fund IV, (iii) the manager of OCM EXCO and (iv) the investment manager of Fund III, Fund IIIA and Fund IV, may be deemed to be the beneficial owner of 9,370,394 shares of Common Stock (approximately 8.5% of the total number of shares of Common Stock outstanding). This number includes (a) the shares of Common Stock held by Fund III and Fund IIIA, (b) the shares of Common Stock that are issuable upon the conversion of the shares of Series B Convertible Preferred Stock, if so converted on the date of this Schedule 13D, held by Fund IV and OCM EXCO and (c) the shares of Common Stock that are issuable upon the exercise of the vested Stock Options, if so exercised on the date of this Schedule 13D, jointly held for the benefit of certain Oaktree Funds, including Fund III, Fund IIIA and Fund IV. In such capacity, Oaktree has discretionary authority and control over all of the assets of the other Reporting Persons, including the power to vote and dispose of the shares of Common Stock held by such Reporting Persons. Therefore, Oaktree may be deemed to have sole power to direct the voting and disposition of 9,370,394 shares of Common Stock. Pursuant to Rule 13d-4 under the Exchange Act, each of Oaktree and the individuals listed in Item 2 disclaims beneficial ownership of such shares of Common Stock and the filing of this Schedule 13D shall not be construed as an admission that any of Oaktree or the individuals listed in Item 2 is the beneficial owner of such shares of Common Stock, except to the extent of any indirect pecuniary interest therein.

           Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

           No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Oaktree, as investment manager of Fund III, Fund IIIA and Fund IV, receives a management fee for managing the assets of Fund III, Fund IIIA and Fund IV. Fund III GP has a carried interest in Fund III and Fund IIIA and Fund IV GP has a carried interest in Fund IV.

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CSIP No. 269279402                                              Page 17 of 25
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           The information provided in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference.

           STATEMENTS OF DESIGNATION

           Each series and class of Convertible Preferred Stock and Hybrid Preferred Stock issued in connection with the Stock Purchase Agreement and described in Item 3 above is governed by a statement of designation (each, a "STATEMENT OF DESIGNATION" and collectively, the "STATEMENTS OF DESIGNATION") adopted by the Issuer on March 27, 2007. The Statements of Designations state the designation and number of shares and fix the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the respective series of Convertible Preferred Stock and Hybrid Preferred Stock, as the case may be.

           Under the Statements of Designation, holders of the Convertible Preferred Stock and, after the NYSE Shareholder Approval, the Hybrid Preferred Stock have the right to vote with the holders of Common Stock, together as a single class, on all matters submitted to the shareholders of Issuer, with limited exceptions, on an as-converted basis.

           STOCK PURCHASE AGREEMENT

           As described more fully in Item 3 above, the Issuer entered into the Stock Purchase Agreement with the purchasers named therein, pursuant to which shares of Convertible Preferred Stock and Hybrid Preferred Stock were issued and sold. Under the Stock Purchase Agreement, the Issuer has granted holders of the Convertible Preferred Stock and Hybrid Preferred Stock (including Fund IV and OCM EXCO) a right of first offer with respect to any subsequent issuances by the Issuer of shares of Common Stock (or other securities convertible into or exchangeable for Common Stock) at a price per share less than the then-effective conversion price of the Convertible Preferred Stock and, after the NYSE Shareholder Approval, the Hybrid Preferred Stock, subject to customary exceptions.

           Holders of shares purchased under the Stock Purchase Agreement may only transfer such shares pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "SECURITIES ACT"), or an exemption thereto. Prior to any transfer, except pursuant to an effective registration statement or certain other exceptions, such holders must give five business days prior written notice to the Issuer of the transfer and describe the nature of such transfer. In addition, the Issuer may require such holders to provide an opinion of counsel to the effect that the transfer does not require registration under the Securities Act.

           Under the Stock Purchase Agreement, the Purchasers are prohibited from effecting any short sale, establishing any "put equivalent positions" (as defined in Rule 16a-1(h) under the Exchange Act) with respect to the Common Stock, granting any put or call option (except with respect to the pledge of securities permissible under the terms of the Stock Purchase Agreement) with respect to the Common Stock or otherwise seeking to hedge its position in the

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CSIP No. 269279402                                              Page 18 of 25
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Convertible  Preferred Stock, the Hybrid Preferred Stock or Common Stock. These
restrictions are effective until the earlier of March 28, 2008 or the effective date of a registration statement with respect to such shares.

           REGISTRATION RIGHTS AGREEMENTS

           In connection with the Stock Purchase Agreement, on March 28, 2007, the Issuer entered into a registration rights agreement with Fund IV, OCM EXCO and the other purchasers listed in the Stock Purchase Agreement (the "CONVERTIBLE REGISTRATION RIGHTS AGREEMENT") with respect to the registration of the resale of the shares of Common Stock underlying the Convertible
Preferred Stock and Hybrid Preferred Stock, the shares of Series A-1 Convertible Preferred Stock and, after the NYSE Shareholder Approval, the shares of Series A-1 Hybrid Preferred Stock that were issued and sold pursuant to the Stock Purchase Agreement.

           In connection with the Stock Purchase Agreement, on March 28, 2007, the Issuer also entered into a registration rights agreement with Fund IV, OCM EXCO and the other purchasers listed in the Stock Purchase Agreement (the "HYBRID REGISTRATION RIGHTS AGREEMENT") with respect to the registration of the resale of the shares of Series A-1 Hybrid Preferred Stock (prior to the NYSE Shareholder Approval) that were issued and sold pursuant to the Stock Purchase Agreement.

           Fund III and Fund IIIA, as holders of shares of restricted Common Stock, are party to the First Amended and Restated Registration Rights Agreement (the "COMMON REGISTRATION RIGHTS AGREEMENT"), effective as of January 5, 2006, by and among EXCO Holdings Inc. (the predecessor entity of the Issuer) and the shareholders listed therein, which provides certain rights to such shareholders of restricted Common Stock to register their shares for resale. In connection with the entry into the Stock Purchase Agreement, the Convertible Registration Rights Agreement and the Hybrid Registration Rights Agreement, the Issuer entered into a Waiver and Consent, effective as of March 20, 2007, with the shareholders party to the Common Registration Rights Agreement (including Fund III and Fund IIIA), to waive certain rights set forth in the Common Registration Rights Agreement.

           Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           References to and descriptions of the agreements and transactions as set forth in this Item 6 may not be complete and are qualified in their entirety by reference to the Stock Purchase Agreement, the Statements of Designation, the Convertible Registration Rights Agreement, the Hybrid Registration Rights Agreement, the Common Registration Rights Agreement, which are attached as Exhibits 2 through 5 and Exhibits 7 through 9, and are each incorporated in their entirety in this Item 6.

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CSIP No. 269279402                                              Page 19 of 25
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ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement Regarding the Joint Filing of Schedule 13D, dated as of April 9, 2007, by and among the Reporting Persons.

Exhibit 2 Preferred Stock Purchase Agreement, dated as of March 28, 2007, by and among EXCO Resources, Inc. and the purchasers listed therein (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on April 2, 2007).

Exhibit 3 Statement of Designation of Series A-1 7.0% Cumulative Convertible Perpetual Preferred Stock of EXCO Resources, Inc. (incorporated by reference to Exhibit 3.1 of the Issuer's Current Report on Form 8-K filed on April 2, 2007).

Exhibit 4 Statement of Designation of Series B 7.0% Cumulative Convertible Perpetual Preferred Stock of EXCO Resources, Inc. (incorporated by reference to Exhibit 3.3 of the Issuer's Current Report on Form 8-K filed on April 2, 2007).

Exhibit 5 Statement of Designation of Series A-1 Hybrid Preferred Stock of EXCO Resources, Inc. (incorporated by reference to Exhibit 3.5 of the Issuer's Current Report on Form 8-K filed on April 2,
               2007).

Exhibit 6 Letter Agreement, dated March 28, 2006, by and among EXCO Resources, Inc., OCM Principal Opportunities Fund IV, L.P. and OCM EXCO Holdings, LLC (incorporated by reference to Exhibit
               10.3 of the Issuer's Current Report on Form 8-K filed on April 2, 2007).

Exhibit 7 Registration Rights Agreement, dated as of March 28, 2007, by and among EXCO Resources, Inc. and the parties thereto with respect to the 7.0% Cumulative Convertible Perpetual Preferred Stock and the Hybrid Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed on April 2, 2007).

Exhibit 8 Registration Rights Agreement, dated as of March 28, 2007, by and among EXCO Resources, Inc. and the parties thereto with respect to the Hybrid Preferred Stock (incorporated by reference to Exhibit 4.2 of the Issuer's Current Report on Form 8-K filed on April 2, 2007).

Exhibit 9 First Amended and Restated Registration Rights Agreement, effective as of January 5, 2006, by and among EXCO Holdings, Inc. and the Initial Holders specified therein (incorporated by reference to Exhibit 10.47 of the Issuer's Amendment No. 1 to its Registration Statement on Form S-1/A filed on January 6,
               2006).

---------------------                                         -----------------
CSIP No. 269279402                                              Page 20 of 25
---------------------                                         -----------------


            SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 9, 2007

                                        OAKTREE CAPITAL MANAGEMENT, LLC


                                        /s/ Vincent J. Cebula
                                        ---------------------------------
                                        By:  Vincent J. Cebula
                                        Its: Managing Director


                                        /s/ Lisa Arakaki
                                        ---------------------------------
                                        By:  Lisa Arakaki
                                        Its: Senior Vice President, Legal



                                        OCM PRINCIPAL OPPORTUNITIES FUND III
                                        GP, LLC

                                        By:  Oaktree Capital Management, LLC
                                        Its:  Managing Member


                                        /s/ Vincent J. Cebula
                                        ---------------------------------
                                        By:  Vincent J. Cebula
                                        Its: Managing Director


                                        /s/ Lisa Arakaki
                                        ---------------------------------
                                        By:  Lisa Arakaki
                                        Its: Senior Vice President, Legal

---------------------                                         -----------------
CSIP No. 269279402                                              Page 21 of 25
---------------------                                         -----------------


                                    OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

                                    By:   OCM Principal Opportunities Fund III
                                          GP, LLC
                                    Its:  General Partner

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Managing Member


                                    /s/ Vincent J. Cebula
                                    ---------------------------------
                                    By:  Vincent J. Cebula
                                    Its: Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal



                                    OCM PRINCIPAL OPPORTUNITIES FUND IIIA, L.P.

                                    By:   OCM Principal Opportunities Fund III
                                          GP, LLC
                                    Its:  General Partner

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Managing Member


                                    /s/ Vincent J. Cebula
                                    ---------------------------------
                                    By:  Vincent J. Cebula
                                    Its: Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal



                                    OCM PRINCIPAL OPPORTUNITIES FUND IV GP, LTD.

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Director


                                    /s/ Vincent J. Cebula
                                    ---------------------------------
                                    By:  Vincent J. Cebula
                                    Its: Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal

---------------------                                         -----------------
CSIP No. 269279402                                              Page 22 of 25
---------------------                                         -----------------


                                    OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

                                    By:   OCM Principal Opportunities Fund IV
                                          GP, Ltd.
                                    Its:  General Partner

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Director


                                    /s/ Vincent J. Cebula
                                    ---------------------------------
                                    By:  Vincent J. Cebula
                                    Its: Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal



                                    OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

                                    By:   OCM Principal Opportunities Fund IV
                                          GP, Ltd.
                                    Its:  General Partner

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Director


                                    /s/ Vincent J. Cebula
                                    ---------------------------------
                                    By:  Vincent J. Cebula
                                    Its: Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal



                                    OCM EXCO Holdings, LLC

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Manager


                                    /s/ Kenneth Liang
                                    ---------------------------------
                                    By:   Kenneth Liang
                                    Its:  Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal

---------------------                                         -----------------
CSIP No. 269279402                                              Page 23 of 25
---------------------                                         -----------------

                                                                      EXHIBIT 1
                                                                      ---------

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree as follows:

            (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

            (ii)     Each of them is  responsible  for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  April 9, 2007

                                        OAKTREE CAPITAL MANAGEMENT, LLC


                                        /s/ Vincent J. Cebula
                                        ---------------------------------
                                        By:  Vincent J. Cebula
                                        Its: Managing Director


                                        /s/ Lisa Arakaki
                                        ---------------------------------
                                        By:  Lisa Arakaki
                                        Its: Senior Vice President, Legal



                                        OCM PRINCIPAL OPPORTUNITIES FUND III
                                        GP, LLC

                                        By:  Oaktree Capital Management, LLC
                                        Its:  Managing Member


                                        /s/ Vincent J. Cebula
                                        ---------------------------------
                                        By:  Vincent J. Cebula
                                        Its: Managing Director


                                        /s/ Lisa Arakaki
                                        ---------------------------------
                                        By:  Lisa Arakaki
                                        Its: Senior Vice President, Legal

---------------------                                         -----------------
CSIP No. 269279402                                              Page 24 of 25
---------------------                                         -----------------


                                    OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

                                    By:   OCM Principal Opportunities Fund III
                                          GP, LLC
                                    Its:  General Partner

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Managing Member


                                    /s/ Vincent J. Cebula
                                    ---------------------------------
                                    By:  Vincent J. Cebula
                                    Its: Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal



                                    OCM PRINCIPAL OPPORTUNITIES FUND IIIA, L.P.

                                    By:   OCM Principal Opportunities Fund III
                                          GP, LLC
                                    Its:  General Partner

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Managing Member


                                    /s/ Vincent J. Cebula
                                    ---------------------------------
                                    By:  Vincent J. Cebula
                                    Its: Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal



                                    OCM PRINCIPAL OPPORTUNITIES FUND IV GP, LTD.

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Director


                                    /s/ Vincent J. Cebula
                                    ---------------------------------
                                    By:  Vincent J. Cebula
                                    Its: Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal

---------------------                                         -----------------
CSIP No. 269279402                                              Page 25 of 25
---------------------                                         -----------------


                                    OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

                                    By:   OCM Principal Opportunities Fund IV
                                          GP, Ltd.
                                    Its:  General Partner

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Director


                                    /s/ Vincent J. Cebula
                                    ---------------------------------
                                    By:  Vincent J. Cebula
                                    Its: Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal



                                    OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

                                    By:   OCM Principal Opportunities Fund IV
                                          GP, Ltd.
                                    Its:  General Partner

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Director


                                    /s/ Vincent J. Cebula
                                    ---------------------------------
                                    By:  Vincent J. Cebula
                                    Its: Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal



                                    OCM EXCO Holdings, LLC

                                    By:   Oaktree Capital Management, LLC
                                    Its:  Manager


                                    /s/ Kenneth Liang
                                    ---------------------------------
                                    By:   Kenneth Liang
                                    Its:  Managing Director


                                    /s/ Lisa Arakaki
                                    ---------------------------------
                                    By:  Lisa Arakaki
                                    Its: Senior Vice President, Legal